Exhibit 99.1

NuCana Announces Update for Phase 3 Biliary Tract Cancer Study

Independent Data Monitoring Committee Recommended Study be Discontinued Following Futility

Assessment Conducted at First Interim Analysis

NUC-3373 Continues Rapid Development with Multiple Data Readouts and Dosing of First Patients in

Phase 3 Colorectal Cancer Study Expected in 2022

NUC-7738 Entering Phase 2 Solid Tumor and Lymphoma Study with Data Readouts Expected

Throughout 2022

Edinburgh, United Kingdom, March 2, 2022 (GLOBE NEWSWIRE) – NuCana plc (NASDAQ: NCNA) announced that the NuTide:121 study is being discontinued following a pre-planned futility analysis by the study’s Independent Data Monitoring Committee (IDMC). Although a higher objective response rate, as assessed by Blinded Independent Central Review, was observed in the Acelarin plus cisplatin arm, this did not translate into an overall survival benefit. The IDMC concluded that Acelarin plus cisplatin was unlikely to achieve its primary objective of demonstrating at least a 2.2-month improvement in overall survival as compared to the standard of care, gemcitabine plus cisplatin. Acelarin plus cisplatin was generally well tolerated.

“This disappointing news highlights the challenges associated with developing new medicines for patients with biliary tract cancer,” said Hugh S. Griffith, NuCana’s Founder and Chief Executive Officer. “NuCana will carefully review these data to determine future potential development pathways for Acelarin. We are extremely grateful to all the patients, their families, the investigators and other health care professionals involved in the NuTide:121 study.”

Dr. Jennifer J. Knox, Professor of Medicine at the University of Toronto, Clinician Investigator at the Princess Margaret Cancer Centre and Chief Investigator of the NuTide:121 study stated: “Biliary tract cancer comprises a very difficult group of tumors to treat and developing effective therapies in this setting is extremely challenging. I, along with the other NuTide:121 investigators, am dedicated to developing better treatment options for patients with biliary tract cancer. While the outcome of NuTide:121 is disappointing, it will not diminish our determination to address the unmet needs of these patients.”

Mr. Griffith continued: “NuCana remains committed to improving the survival outcomes for patients with cancer. Our other ProTides in clinical development, NUC-3373 and NUC-7738, are based on unique chemical entities with distinct modes of action and we expect numerous data readouts and development milestones throughout 2022. NUC-3373 continues to generate promising data in the Phase 1b/2 colorectal cancer study and is entering a Phase 1/2 study in patients with solid tumors to identify additional indications for development. In addition, we anticipate dosing the first patients in the Phase 3 study of NUC-3373 combined with other agents for the treatment of patients with colorectal cancer in the second half of 2022. In the US alone, there are more than 145,000 patients diagnosed with colorectal cancer annually. Finally, NUC-7738 is entering Phase 2 development in patients with solid tumors and lymphoma and we expect to announce additional data in 2022. We are in a robust financial position to execute our strategic plan and generate important data readouts from our ongoing studies.”

About NuCana

NuCana is a clinical-stage biopharmaceutical company focused on significantly improving treatment outcomes for patients with cancer by applying our ProTide technology to transform some of the most widely prescribed chemotherapy agents, nucleoside analogs, into more effective and safer medicines. While these conventional agents remain part of the standard of care for the treatment of many solid and hematological tumors, their efficacy is limited by cancer cell resistance mechanisms and they are often poorly tolerated. Utilizing our proprietary technology, we are developing new medicines, ProTides, designed to overcome key cancer resistance mechanisms and generate much higher concentrations of anti-cancer metabolites in cancer cells. NuCana’s pipeline includes NUC-3373 and NUC-7738. NUC-3373 is a new chemical entity derived from the nucleoside analog 5-fluorouracil, a widely used chemotherapy agent and is in a Phase 1b/2 study in patients with metastatic colorectal cancer. NUC-7738, is a transformation of a novel anti-cancer nucleoside analog (3’-deoxyadenosine) and is in a Phase 1/2 study for patients with advanced solid tumors.

Forward-Looking Statements

This press release may contain “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995 that are based on the beliefs and assumptions and on information currently available to management of NuCana plc (the “Company”). All statements other than statements of historical fact contained in this press release are forward-looking statements, including statements concerning the Company’s planned and ongoing clinical studies for the Company’s product candidates and the potential advantages of those product candidates, including NUC-3373 and NUC-7738; the initiation, enrollment, timing, progress, release of data from and results of those planned and ongoing clinical studies; the Company’s goals with respect to the development, regulatory pathway and potential use, if approved, of each of its product candidates; and the utility of prior non-clinical and clinical data in determining future clinical results. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other comparable terminology. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These risks and uncertainties include, but are not limited to, the risks and uncertainties set forth in the “Risk Factors” section of the Company’s Annual Report on Form 20-F for the year ended December 31, 2020 filed with the Securities and Exchange Commission (“SEC”) on March 4, 2021, and subsequent reports that the Company files with the SEC. Forward-looking statements represent the Company’s beliefs and assumptions only as of the date of this press release. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, it cannot guarantee future results, levels of activity, performance or achievements. Except as required by law, the Company assumes no obligation to publicly update any forward-looking statements for any reason after the date of this press release to conform any of the forward-looking statements to actual results or to changes in its expectations.

For more information, please contact:

NuCana plc

Hugh S. Griffith

Chief Executive Officer

+44 131 357 1111

info@nucana.com

Westwicke, an ICR Company

Chris Brinzey

+1 339-970-2843

chris.brinzey@westwicke.com

RooneyPartners

Marion Janic

+1 212-223-4017

mjanic@rooneyco.com